

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Kris Sennesael
Senior Vice President and Chief Financial Officer
SKYWORKS SOLUTIONS, INC.
20 Sylvan Rd
Woburn, MA 01801

> **Re:** **SKYWORKS SOLUTIONS, INC.**
> **Form 10-Q for the quarter ended December 27, 2019**
> **Exhibit No. 10.1 – Fiscal Year 2020 Executive Incentive Plan**
> **Filed January 24, 2020**
> **File No. 001-05560**

Dear Mr. Sennesael:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance